Exhibit 99.1

Mecox Lane Limited Announces Fourth Quarter and Full Year 2011 Results

Full Year 2011 Net Revenues from Internet Platform Increased 10% Year-over-Year

SHANGHAI, February 22, 2012 – Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•	Internet platform net revenues decreased by 11.8% year-over-year to $29.4 million, compared to $33.4 million in the fourth quarter of 2010

•	Net revenues decreased by 9.7% year-over-year to $58.0 million, compared to $64.2 million in the fourth quarter of 2010

•	Gross profit[1] decreased by 19.4% year-over-year to $20.3 million from $25.2 million in the fourth quarter of 2010

•	Net loss was $11.5 million, compared to net income of $1.1 million in the fourth quarter of 2010

Full Year 2011 Highlights

•	Internet platform net revenues increased by 9.6% to $118.5 million for the full year 2011 from $108.2 million for the full year 2010

•	Net revenues decreased by 4.2% to $217.9 million for the full year 2011 from $227.5 million for the full year 2010

•	Gross profit decreased by 22.9% to $73.2 million for the full year 2011 from $94.9 million for the full year 2010

•	Net loss was $33.3 million for the full year 2011 compared to net income of $4.4 million for the full year 2010

Mecox Lane’s Director and Chief Executive Officer Mr. Alfred Gu said, “In the fourth quarter, we continued to improve our operating efficiency as we made further progress on the construction of our logistics center and continued to receive positive feedback from our customers regarding our delivery services. With our keen focus on prudent spending and margin improvement, we continued to cut back on the issuance of coupons in the fourth quarter and believe our strategic focus on high customer satisfaction allows us to remain competitive in China’s B2C e-commerce industry. In that regard, we are pleased to report that our unique Internet visitor-to-buyer conversion rate steadily increased each quarter in 2011, illustrating the strong appeal of our merchandise within our targeted demographic in China. In the fourth quarter, we also continued to test our brand-building and advertising initiatives and will continue to refine our marketing initiatives going forward.”

Mr. Gu continued, “Looking back on the past quarter and the full year of 2011, we focused on establishing a strong foundation for our business amidst the dynamic industry changes and heightened competition we have witnessed. In 2012 we will continue to manage our business prudently while preserving capital and delivering value to our shareholders.”

[1]	Gross profit excludes the impact of depreciation and amortization expenses.

Fourth Quarter 2011 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the fourth quarter of 2011 and the fourth quarter of 2010 as in the following paragraphs.

Total Net Revenues

Total net revenues were $58.0 million in the fourth quarter of 2011, representing a decrease of 9.7% from $64.2 million in the fourth quarter of 2010. The decrease was primarily due to the combined effects of a decrease in the net revenues from the Company’s Internet platform and a decrease in the net revenues from the call center as explained below.

Internet Platform

Net revenues from the Internet platform were $29.4 million in the fourth quarter of 2011, representing a decrease of 11.8% from $33.4 million in the fourth quarter of 2010. The decrease was primarily attributed to a decrease in coupons that were offered to customers along with a decrease in Internet advertising, which was partially offset by the higher visitor-to-buyer conversion rate, which the Company believes was fueled largely by word-of-mouth marketing.

Call Center

Net revenues from the call center were $14.5 million in the fourth quarter of 2011, representing a decrease of 13.4% from $16.7 million in the fourth quarter of 2010. The decrease was primarily attributed to a decline in orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, as well as a reduction in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $8.1 million in the fourth quarter of 2011, representing a decrease of 1.1% from $8.2 million in the fourth quarter of 2010. The decrease was primarily due to a decline in the number of directly operated stores from an average of 125 stores in the fourth quarter of 2010 to an average of 117 stores in the fourth quarter of 2011.

Net revenues from franchised stores were $6.0 million in the fourth quarter of 2011, representing an increase of 1.4% from $5.9 million in the fourth quarter of 2010. The growth in net revenues was primarily due to higher average store sales, partly offset by a decline in the number of franchised stores from an average of 328 stores in the fourth quarter of 2010 to an average of 289 stores in the fourth quarter of 2011.

Cost of Goods Sold2

Cost of goods sold was $37.6 million in the fourth quarter of 2011, representing a decrease of 3.4% from $39.0 million in the fourth quarter of 2010. The decrease was primarily due to a decrease in the cost of goods sold attributed to the Internet platform and call center, corresponding to a decrease in sales.

[2]	Cost of goods sold excludes depreciation and amortization expenses.

Gross Profit1 and Gross Margin

Gross profit was $20.3 million in the fourth quarter of 2011, representing a decrease of 19.4% from $25.2 million in the fourth quarter of 2010. Gross margin was 35.1% in the fourth quarter of 2011, compared to 39.3% in the fourth quarter of 2010. The decrease in gross margin was primarily due to the combined effects of (i) the increase in discount promotions that were offered to customers and franchised stores; and (ii) the increase in the weighting of the Internet business in total net revenues, which generated a lower margin than other segments.

Operating Expenses

Total operating expenses were $30.8 million in the fourth quarter of 2011, representing an increase of 27.8% from $24.1 million in the fourth quarter of 2010.

Selling, general and administrative expenses were $29.6 million in the fourth quarter of 2011, representing an increase of 25.7% from $23.5 million in the fourth quarter of 2010, which was primarily due to an increase in marketing costs as the Company expanded its brand building initiatives, along with an increase in labor costs in order to attract and retain personnel.

Loss from Operations

Loss from operations was $10.5 million in the fourth quarter of 2011, compared to income from operations of $1.1 million in the fourth quarter of 2010.

Income Tax Expense

Income tax expense was $1.8 million in the fourth quarter of 2011, compared to an income tax expense of $0.2 million in the fourth quarter of 2010. The change was due to a valuation allowance of $1.8 million that the Company provided against its deferred tax assets.

Net Loss and Loss per ADS

Net loss was $11.5 million in the fourth quarter of 2011, compared to net income of $1.1 million in the fourth quarter of 2010. Non-GAAP net loss3 was $9.4 million in the fourth quarter of 2011, compared to non-GAAP3 net income of $2.0 million in the fourth quarter of 2010. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.20 in the fourth quarter of 2011. One ADS represents seven ordinary shares.

Cash and Short-term Investments

As of December 31, 2011, Mecox Lane had cash and cash equivalents totaling $40.1 million, compared to $86.0 million as of December 31, 2010 and $70.0 million as of September 30, 2011, as $20.6 million of cash and cash equivalents were used to purchase term deposits during the fourth quarter of 2011. Short-term investments on December 31, 2011 were $20.6 million compared to $30.2 million as of December 31, 2010, all of which were structured term bank deposits.

[3]	Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited – Consolidated Statement of Operations Information – Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Full Year 2011 Results

Total Net Revenues

Total revenues for the full year 2011 were $217.9 million, representing a decrease of 4.2% from $227.5 million for the full year 2010. The decrease in the Company’s net revenues was primarily due to a decrease in the net revenues from the Company’s call center, partially offset by an increase in net revenues from the Internet platform, as explained below.

Internet Platform

Net revenues from the Internet platform were $118.5 million for the full year 2011, representing an increase of 9.6% from $108.2 million for the full year 2010. The growth was primarily attributed to an increase in the number of active customers due to more online advertising and marketing efforts, partially offset by coupons and discount promotions that were offered to customers due to increased industry-wide competition.

Call Center

Net revenues from the call center were $52.8 million for the full year 2011, representing a decrease of 25.2% from $70.6 million for the full year 2010. The decrease was primarily attributed to a decline in orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, and to a reduction in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $25.8 million for the full year 2011, representing a decrease of 16.1% from $30.7 million for the full year 2010. The decrease was primarily due to a decline in the number of directly operated stores from an average of 151 stores in 2010 to an average of 117 stores in 2011.

Net revenues from franchised stores were $20.8 million for the full year 2011, representing an increase of 15.4% from $18.1 million for the full year 2010. The growth in net revenues was primarily due to higher average store sales and a slight increase in the number of franchised stores from an average of 304 stores in 2010 to an average of 306 stores in 2011.

Cost of Goods Sold2

Cost of goods sold was $144.7 million for the full year 2011, an increase of 9.1% from $132.6 million for the full year 2010. The increase was primarily due to an increase in the cost of goods sold through the Internet platform and the increase in the cost of third-party branded products sold which is higher than the cost of the Company’s own proprietary brands sold, partially offset by a decrease in the cost of goods sold through call centers.

Gross Profit1 and Gross Margin

Gross profit for the full year 2011 was $73.2 million, representing a decrease of 22.9% from $94.9 million for the full year 2010. Gross margin was 33.6% for the full year 2011, compared to 41.7% for the full year 2010. The decrease in gross margin was primarily due to the combined effects of (i) the increase in the weighting of the Internet business in total net revenues, which generated a lower margin than other segments (ii) the increase in net revenues from third-party branded products, for which the profit margin is lower than for the Company’s own proprietary brands; and (iii) the increase in coupon and discount promotions that were offered to customers primarily due to increased industry-wide competition.

Operating Expenses

Total operating expenses were $108.0 million for the full year 2011, representing an increase of 20.1% from $89.9 million for the full year 2010.

Selling, general and administrative expenses were $104.5 million for the full year 2011, representing an increase of 21.2% from $86.2 million for the full year 2010. The increase was primarily due to the Company’s enhanced marketing and advertising efforts and increased labor expenses.

Loss from Operations

Loss from operations for the full year 2011 was $34.9 million, compared to income from operations of $5.0 million for the full year 2010.

Income Tax Expense

Income tax expense was approximately $2.9 million for the full year 2011, compared to an income tax expense of $1.0 million for the full year 2010. The increase was due to a valuation allowance of $2.9 million that the Company provided against its deferred tax assets.

Net Loss and Loss per ADS

Net loss was $33.3 million for the full year 2011, compared to net income of $4.4 million for the full year 2010. Non-GAAP net loss was $28.9 million for the full year 2011, compared to non-GAAP3 net income of $7.8 million for the full year 2010. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.57 for the full year 2011. One ADS represents seven ordinary shares.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8 p.m. U.S. Eastern Time on February 22, 2012 (9 a.m. Shanghai/Hong Kong Time on February 23, 2012) to discuss results and highlights from the quarter and the full year and answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.m18.com/events.cfm, at 6:30 p.m. U.S. Eastern Time on February 22, 2012 (7:30 a.m. Shanghai/Hong Kong Time on February 23, 2012).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	53207784

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.m18.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates one of China’s leading online platforms for apparel and accessories. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

Information

	December 31, 2010	December 31, 2011
	$	$
ASSETS
Current assets:
Cash and cash equivalents	86,011,952	40,097,545
Short-term investments	30,199,200	20,631,910
Accounts receivable, net of allowances of $77,338 and $64,063 as of December 31, 2010 and December 31, 2011, respectively	1,487,298	1,993,962
Amount due from related party	—	356,090
Other receivables	9,662,105	6,921,738
Advances to suppliers and prepaid expenses	1,410,510	2,138,815
Merchandise inventories	35,809,524	31,286,353
Deferred tax assets—current portion	1,672,078	323,911

		—

Total current assets	166,252,667	103,750,324
Property and equipment, net	8,696,636	43,236,593
Prepaid land use right	—	6,234,620
Intangible assets, net	1,283,370	1,450,220
Deferred tax assets—long term portion	1,271,691	—
Other non-current assets	439,798	833,427

		—

TOTAL ASSETS	177,944,162	155,505,184

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	24,117,767	23,867,229
Advances from customers	5,839,069	4,723,687
Amount due to related parties	8,529	—
Accrued expenses	6,553,143	8,725,738
Other current liabilities	4,311,094	5,694,457
Income tax payable	1,429,415	1,793,016

		—

Total current liabilities	42,259,017	44,804,127

Mezzanine equity:
Redeemable noncontrolling interests	38,855	—

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,257 and 405,192,227 shares issued and outstanding as of December 31, 2010 and December 31, 2011)	40,519	40,519
Additional paid-in capital	159,437,097	163,806,117
Accumulated deficit	(26,223,473)	(59,447,134)
Accumulated other comprehensive income	2,292,147	6,201,555

		—
Total Mecox Lane Limited equity	135,546,290	110,601,057
Noncontrolling interests	100,000	100,000

		—

Total equity	135,646,290	110,701,057

		—

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	177,944,162	155,505,184

Mecox Lane Limited

Unaudited Consolidated Statement of

Operations Information

	Three-month Periods Ended December 31		Year Ended December 31
	2010	2011	2010	2011
	$	$	$	$

Net revenues:

Internet platform	33,371,254	29,433,368	108,156,892	118,502,166

Call center	16,702,067	14,458,773	70,611,666	52,783,982

Directly operated stores	8,192,719	8,099,441	30,709,926	25,770,146

Franchised stores	5,906,110	5,985,982	18,062,814	20,837,544

Total net revenues	64,172,150	57,977,564	227,541,298	217,893,838

Cost of goods sold (excluding depreciation and amortization)

Internet platform	23,159,347	22,259,928	71,443,588	92,686,952

Call center	8,285,110	6,224,730	35,945,408	24,399,891

Directly operated stores	3,525,662	4,664,551	13,521,818	12,914,304

Franchised stores	3,982,763	4,494,833	11,730,807	14,737,394

Total cost of goods sold (excluding depreciation and amortization)	38,952,882	37,644,042	132,641,621	144,738,541

Operating expenses:

Selling, general and administrative expenses	23,541,910	29,594,998	86,244,899	104,534,226

Depreciation and amortization	1,083,752	1,261,236	4,468,527	4,411,298

Other operating income, net	(500,439)	(23,623)	(774,986)	(932,748)

Total operating expenses	24,125,223	30,832,611	89,938,440	108,012,776

Income (loss) from operations	1,094,045	(10,499,089)	4,961,237	(34,857,479)

Interest income	243,750	435,536	440,875	2,231,462

Other income, net	—	388,345	—	2,307,270

Income (loss) before income taxes and noncontrolling interests	1,337,795	(9,675,208)	5,402,112	(30,318,747)

Income tax expense	(217,942)	(1,834,993)	(957,648)	(2,943,769)

Net income (loss)	1,119,853	(11,510,201)	4,444,464	(33,262,516)

Accretion of noncontrolling interest	—	106,463	—	256,792
Net income (loss) attributable to noncontrolling interests	13,855	(145,318)	13,855	(295,647)

Net income (loss) attributable to Mecox Lane Limited shareholders	1,105,998	(11,471,346)	4,430,609	(33,223,661)

Earnings (loss) per ordinary share:

Basic	0.00	(0.03)	0.01	(0.08)

Diluted	0.00	(0.03)	0.01	(0.08)

Earnings (loss) per ADS

Basic	0.02	(0.20)	0.07	(0.57)

Diluted	0.02	(0.20)	0.06	(0.57)

Weighted average ordinary shares used in per share calculation

Basic	350,765,485	405,192,227	242,026,404	405,192,243

Diluted	440,576,787	405,192,227	396,873,164	405,192,243

Weighted average ADS used in per share calculation

Basic	50,109,354	57,884,603	34,575,200	57,884,606

Diluted	62,939,541	57,884,603	56,696,166	57,884,606

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

Non-GAAP net income (loss) (1)	1,997,898	(9,425,816)	7,790,360	(28,908,909)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended December 31		Year Ended December 31
	2010	2011	2010	2011
	$	$	$	$

Net income (loss)	1,119,853	(11,510,201)	4,444,464	(33,262,516)

Add back: Share-based compensation expenses	878,045	2,084,385	3,345,896	4,353,607

Non-GAAP net income (loss)	1,997,898	(9,425,816)	7,790,360	(28,908,909)